# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: nCino, Inc., CIK 0001902733
CUSIP: 63947X101
Title of class of securities: Common Stock, $0.0005 par value
Address of issuer's principal executive offices: 6770 PARKER FARM DRIVE, WILMINGTON, North Carolina (NC), 28405
Date of event which requires filing of this statement: 02/09/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-24-005919
Filed by CIK 0001469026
Persons authorized to receive notices and communications: HMI Capital Management, L.P., 555 California Street, Suite 4900, San Francisco, California (CA), 94104, (415) 391-9500

## Reporting persons
- HMI Capital Partners, L.P. (CIK 0001458994): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,782,138; sole dispositive power 0; shared dispositive power 6,782,138; aggregate amount beneficially owned 6,782,138 (5.9% of the class)
- HMI Capital Management, L.P. (CIK 0001469026): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,782,138; sole dispositive power 0; shared dispositive power 6,782,138; aggregate amount beneficially owned 6,782,138 (5.9% of the class)
- HMI Capital Fund GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,782,138; sole dispositive power 0; shared dispositive power 6,782,138; aggregate amount beneficially owned 6,782,138 (5.9% of the class)
- Members GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,782,138; sole dispositive power 0; shared dispositive power 6,782,138; aggregate amount beneficially owned 6,782,138 (5.9% of the class)
- Marco W. Hellman (CIK 0001294991): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,782,138; sole dispositive power 0; shared dispositive power 6,782,138; aggregate amount beneficially owned 6,782,138 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0005 par value
Name of issuer: nCino, Inc.
Address of issuer's principal executive offices: 6770 PARKER FARM DRIVE, WILMINGTON, North Carolina (NC), 28405
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 21, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the shares of common stock, $0.0005 par value (the "Common Stock"), of nCino, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends Items 2(a) and (c), 4, 5(a)-(c), 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) HMI Capital Partners, L.P. (the "Fund"), a Delaware limited partnership;
(ii) HMI Capital Management, L.P. ("HMI"), a Delaware limited partnership;
(iii) HMI Capital Fund GP, LLC ("Fund GP"), a Delaware limited liability company;
(iv) Members GP, LLC ("Members GP"), a Delaware limited liability company; and
(v) Marco W. Hellman ("Mr. Hellman"), a United States citizen.

Radhakrishnan Raman Mahendran, Justin C. Nyweide ("Mr. Nyweide"), and Avery J. Schwartz are no longer "Reporting Persons" on this Schedule 13D as they are not deemed to be beneficial owners pursuant to Section 13(d) of the Exchange Act of the shares of Common Stock reported herein.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety as follows:

The principal business of the Fund is serving as a private investment fund. The principal business of HMI is serving as the investment adviser to the Fund and other investment funds. The principal business of Fund GP is serving as the General Partner of the Fund and other investment funds. The principal business of Members GP is serving as the general partner of HMI. The principal business of Mr. Hellman is serving as Founder, Managing Partner, and member of the Investment and Management Committee of HMI. Mr. Hellman also serves as the Managing Member of each of Members GP and Fund GP.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On February 9, 2025, HMI entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"). Pursuant to the Cooperation Agreement, the Issuer (i) shall take all necessary actions to increase the size of the Board and appoint Mr. Nyweide as a Class II director, effective upon the execution and delivery of the Cooperation Agreement, and (ii) agreed to include Mr. Nyweide in the Issuer's slate of nominees for election as directors of the Issuer at the Issuer's 2025 annual meetings of stockholders. The Cooperation Agreement also contemplates Mr. Nyweide's appointment to the Audit Committee of the Board, subject to the satisfaction of certain conditions. The Cooperation Agreement also includes customary standstill provisions, subject to certain exceptions, including (i) restrictions on HMI's and its affiliates' ability to acquire additional shares of the Common Stock to the extent such acquisition would cause HMI to beneficially own more than 9.9% of the outstanding Common Stock and (ii) a requirement that the Reporting Persons vote their shares of Common Stock at each meeting of stockholders of the Issuer in accordance with the Board's recommendations.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.2 to this Schedule 13D and is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. This includes, subject to Mr. Nyweide's continued service on the Board, (i) 2,195 shares of restricted stock ("RSUs") granted to Mr. Nyweide for his service on the Board that vest in full on the earlier of June 20, 2025 and the date of the next annual meeting of stockholders of the Issuer and (ii) 6,165 RSUs that vest in three equal annual installments starting on February 10, 2026. Mr. Nyweide is deemed to hold the RSUs for the benefit of the Fund.

The percentages used in this Schedule 13D are calculated based upon 115,793,932 shares of Common Stock outstanding as of November 29, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 4, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

HMI is an investment adviser registered under the Investment Advisers Act of 1940. HMI serves as the investment adviser to the Fund and may be deemed the beneficial owner of all shares of Common Stock held by the Fund. Fund GP, which serves as the general partner to the Fund, may be deemed the beneficial owner of all shares of Common Stock held by the Fund. Members GP, which serves as the general partner of HMI, may be deemed the beneficial owner of all shares of Common Stock held by the Fund. Mr. Hellman has the power to exercise investment and voting discretion, and may be deemed the beneficial owner, of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Act, as amended, each of the Fund, HMI, Fund GP, Members GP and Mr. Hellman expressly disclaim beneficial ownership over any of the securities reported in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission that any of the Fund, HMI, Fund GP, Members GP, or Mr. Hellman are the beneficial owners of any of the securities reported herein.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

No transactions in shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

Items 4 and 5(a) of this Amendment No. 1 are hereby incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.2: Cooperation Agreement, dated February 9, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K, filed with the SEC on February 10, 2025).

## Signatures
- HMI Capital Partners, L.P.: /s/ Lusine Moshkounian, Lusine Moshkounian, Attorney-in-Fact (02/11/2025)
- HMI Capital Management, L.P.: /s/ Lusine Moshkounian, Lusine Moshkounian, Attorney-in-Fact (02/11/2025)
- HMI Capital Fund GP, LLC: /s/ Lusine Moshkounian, Lusine Moshkounian, Attorney-in-Fact (02/11/2025)
- Members GP, LLC: /s/ Lusine Moshkounian, Lusine Moshkounian, Attorney-in-Fact (02/11/2025)
- Marco W. Hellman: /s/ Lusine Moshkounian, Lusine Moshkounian, Attorney-in-Fact (02/11/2025)